CATALYST FUNDS

March 6, 2008

<u>VIA ELECTRONIC TRANSMISSION</u>

Securities & Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Catalyst Funds
      Post Effective Amendment No. 10 to the Registration Statement on Form N-1A (File No.
      333-132541, CIK No. 0001355064)

Dear Sir/Madam:

This letter is being transmitted by means of electronic submission by the Catalyst Funds, on behalf of the SBM Strategic Income Fund and the SBM Value Fund (the "Funds"), pursuant to Rule 497(j) under the Securities Act of 1933, as amended (the "1933 Act"), and Regulation S-T.

Pursuant to Rule 497(j) under the Securities Act of 1933, as amended (the "1933 Act"), and on behalf of Catalyst Funds (the "Trust"), I hereby certify that the form of prospectus and statement of additional information that would have been filed pursuant to paragraph (c) of Rule 497 under the 1933 Act would not have differed from that contained in Post-Effective Amendment No. 10 to the Trust's registration statement on Form N-1A (the "Amendment"). The text of the Amendment was filed electronically with the Securities and Exchange Commission on February 29, 2008.

Questions related to this filing should be directed to JoAnn M. Strasser of Thompson Hine LLP at (513) 352-6725.

Very truly yours,

/s/ David F. Ganley

David F. Ganley
Secretary

cc: JoAnn M. Strasser, Esq.

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